CHINA DIRECT INDUSTRIES, INC.
431 FAIRWAY DRIVE
Suite 200
Deerfield Beach, Florida 33441

telephone (954) 363-7333
telecopier (954) 363-7320
laz.rothstein@cdii.net
January 24, 2012

'CORRESP'

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549

Attention:	John Reynolds, Assistant Director
James Lopez
Adam Turk

Re:	China Direct Industries, Inc.
Schedule 14A Filed October 18, 2010

File No. 001-33694

Ladies and Gentlemen:

China Direct Industries, Inc. (the “Company”) is filing Amendment No. 2 to its preliminary proxy statement (“Amendment No. 2”) contemporaneously with the submission of this letter based on a conversation with staff.  Amendment No. 2 includes the disclosure required under Item 201(a)(1)(iv) of Regulation S-K. This disclosure is included on page 44 of Amendment No. 2. In addition, this will confirm that the amounts in brackets on page 2 of Amendment No. 2 will be updated to include the amounts as of the last full trading day prior to the date the final proxy statement is filed with the SEC.  For clarity, this information was included in the disclosure on page 2.  Finally, the Company updated the disclosure on page 45 of Amendment No. 2 to reflect the appointment of its new Chief Financial Officer.

In furtherance of the Company’s response to its conversation with the staff and it’s comment letters dated November 15, 2011 and December 28, 2011 on the above-referenced filing, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/Lazarus Rothstein
Lazarus Rothstein
Executive Vice President and General Counsel

 cc:        Dr. James (Yuejian) Wang, CEO
Hernan G. Welch, CFO
Sherb & Co., LLP